Liberated Syndication Inc.

5001 Baum Boulevard, Suite 770

Pittsburgh, PA  15213

Phone: 412.621.0902

Fax: 412.621.2625

By EDGAR

July 25, 2016

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Liberated Syndication Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed July 13, 2016

File No. 333-209599

Dear Mr. Spirgel:

Liberated Syndication Inc., a Nevada corporation (the “Company” or “Libsyn”), hereby requests,

pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration

Statement will become effective as of 5:00 pm on July 27, 2016, or as soon thereafter as practicable.

The Company acknowledges that:

      should the Commission or the staff, acting pursuant to delegated authority, declare the the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsiblity for the adequacy and accuracy of the disclosure in the filing; and
      the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher J. Spencer

Christopher J. Spencer

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